UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 12b-25

Commission File Number: 1-13007

NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K ❑ Form 20-F ❑ Form 11-K ❑ Form ❑10-Q ❑ Form N-SAR

For Period Ended: March 31, 2014

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: _______________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _________________________________________________________________________________

PART I - REGISTRANT INFORMATION

Full Name of Registrant: Carver Bancorp, Inc.
Former Name if Applicable: N/A
Address of Principal Executive Offices (Street and Number): 75 West 125th Street
City, State and Zip Code: New York, NY 10027

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒    (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

Carver Bancorp, Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the year ended March 31, 2014. The Company has not finalized its assessment of the effectiveness of its internal control over financial reporting and is reviewing its accounting practices with respect to its pension plan and leases.  The Company’s management team and its finance and accounting personnel have been working diligently to complete this review; however, the Company is not able to timely complete the preparation of its financial statements and related disclosures to be included in its Annual Report on Form 10-K without unreasonable effort or expense.  The Company expects to file its Annual Report on Form 10-K for the year ended March 31, 2014 on or before July 15, 2014.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

David Toner             (718)            676-8936

(Name)	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes     No

3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes     No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects the results of its review of its pension plan accounting and other adjustments will likely result in an increase in expenses of approximately $1.1 million and an decrease in net income by approximately $1.1 million in the aggregate from those amounts previously reported in its press release included with its Form 8-K filed on June 13, 2014. The Company anticipates that it will report a loss for the fiscal year ended 2014.

Carver Bancorp, Inc.
(Name of Registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 1, 2014
By:    /s/ David Toner
First Senior Vice President and Chief Financial Officer. (Principal Accounting Officer and Principal Financial Officer)